EXHIBIT 99.1

Innate Pharma to Hold Its Annual General Meeting of Shareholders on May 19, 2020 Without the Physical Presence of Its Shareholders

MARSEILLE, France, April 14, 2020 (GLOBE NEWSWIRE) -- Innate Pharma (the “Company” - Euronext Paris: FR0010331421 – IPH) will hold its Annual General Meeting of Shareholders (“AGM”) on May 19, 2020 AM in its headquarters, 117 avenue de Luminy, F-13009 Marseille.

The procedures for holding the Combined General Meeting have been adapted in accordance with Article 4 of Ordinance No. 2020-321 of 25 March 2020 adapting the rules for meetings and deliberations of the meetings and governing bodies of legal entities and entities without legal personality under private law due to the Covid-19 epidemic (the "Covid-19 Ordinance").

In accordance with Article 4 of Covid-19 Ordinance, the AGM must be held without the shareholders and other persons entitled to attend being physically present. Shareholders are therefore invited to vote at the general meeting either by mail or by proxy.

The Notice of Meeting of this AGM was published on April 14, 2020, in the French official legal bulletin (“BALO”). It includes the agenda, the proposed resolutions as well as instructions to participate and vote in this AGM. It is also available on the Company’s website.

All documentation regarding this AGM will be published on the Company’s website as of today.

Precision regarding the AGM:

Only shareholders having registered their shares at least two business days prior to the date of the AGM, by midnight Paris time, will be able to participate.

Shareholders holding “au porteur” (bearer) shares will need to obtain an “attestation de participation” (certificate of shareholding) from their brokers. This “attestation de participation” must be attached to the proxy form or to the appropriate voting form if shareholders wish to designate a proxy or vote by post.

Written questions from shareholders must be received from the day of the publication of the official convocation to the AGM up until four business days prior to the AGM (by e-mail to investors@innate-pharma.com).

Shareholders may obtain the legal documentation in preparation of the AGM (as described in article R. 225-83 of the French Code de Commerce) by sending a request by e-mail to investors@innate-pharma.com.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

Neither this press release nor the information contained herein constitute an offer to sell or a solicitation of an offer to buy or subscribe for shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.com Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com